Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements as of March 31, 2012

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian Reais (R$)

(Unaudited)

	March 31, 2012	December 31, 2011
CURRENT ASSETS
Cash and cash equivalents	1,358,747	1,476,599
Short-term investments
Held for Trading	2,069,738	3,095,359
Available for sale	6,195	6,290
Trade accounts receivable - net	4,002,540	3,602,748
Inventories	8,372,318	8,059,427
Tax credits	803,356	815,983
Unrealized gains on financial instruments	470	140
Other current assets	258,101	262,603
	16,871,465	17,319,149

NON-CURRENT ASSETS
Tax credits	364,550	389,035
Deferred income taxes	1,635,995	1,547,967
Related parties	76,129	111,955
Judicial deposits	766,387	713,480
Other non-current assets	190,300	201,989
Prepaid pension cost	533,379	533,740
Advance for capital increase in jointly-controlled entity	92,249	65,254
Investments in associates and jointly-controlled entities	1,425,183	1,355,291
Other investments	19,504	19,366
Goodwill	8,955,655	9,155,789
Other Intangibles	1,254,677	1,273,708
Property, plant and equipment, net	17,442,711	17,295,071
	32,756,719	32,662,645

TOTAL ASSETS	49,628,184	49,981,794

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian Reais (R$)

(Unaudited)

	March 31, 2012	December 31, 2011
CURRENT LIABILITIES
Trade accounts payable	3,228,728	3,212,163
Short-term debt	1,883,624	1,715,305
Debentures	44,123	41,688
Taxes payable	641,150	591,983
Payroll and related liabilities	447,880	617,432
Dividends payable	—	136,391
Environmental liabilities	23,479	31,798
Unrealized losses on financial instruments	10,098	314
Other current liabilities	387,024	429,927
	6,666,106	6,777,001

NON-CURRENT LIABILITIES
Long-term debt	10,873,783	11,182,290
Debentures	659,640	744,245
Related parties	864	6
Deferred income taxes	1,768,699	1,858,725
Unrealized losses on financial instruments	5,771	5,013
Provision for tax, civil and labor liabilities	960,483	907,718
Environmental liabilities	43,312	36,621
Employee benefits	1,034,539	1,089,784
Put options on non-controlling interest	537,986	533,544
Other non-current liabilities	334,652	327,044
	16,219,729	16,684,990

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(280,733)	(237,199)
Legal reserve	407,615	407,615
Stock option	42,942	36,339
Other reserves	(798,822)	(701,399)
Retained earnings	6,601,055	6,242,932
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	25,221,238	24,997,469

NON-CONTROLLING INTERESTS	1,521,111	1,522,334

EQUITY	26,742,349	26,519,803

TOTAL LIABILITIES AND EQUITY	49,628,184	49,981,794

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of  Brazilian Reais (R$)

(Unaudited)

	For the three month period ended
	March 31, 2012	March 31, 2011

NET SALES	9,199,442	8,363,791

Cost of sales	(8,092,895)	(7,199,062)

GROSS PROFIT	1,106,547	1,164,729

Selling expenses	(131,553)	(138,224)
General and administrative expenses	(467,232)	(441,266)
Other operating income	41,532	45,329
Other operating expenses	(9,930)	(9,923)
Equity in earnings of unconsolidated companies	30,885	33,924

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	570,249	654,569

Financial income	81,451	58,141
Financial expenses	(223,347)	(255,500)
Exchange variations, net	55,840	25,885
Gain and losses on financial instruments, net	(11,284)	131

INCOME BEFORE TAXES	472,909	483,226

Income and social contribution taxes
Current	(126,731)	(123,560)
Deferred	50,438	49,773

NET INCOME	396,616	409,439

ATTRIBUTABLE TO:
Owners of the parent	369,589	390,803
Non-controlling interests	27,027	18,636
	396,616	409,439

Basic earnings per share - preferred and common	0.22	0.26

Diluted earnings per share - preferred and common	0.22	0.26

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

in thousands of  Brazilian Reais (R$)

(Unaudited)

	For the three-month period ended
	March 31, 2012	March 31, 2011
Net income for the period	396,616	409,439
Net unrealized losses with pension plan, gross of tax R$ (6,401)	(18,827)	—
Other comprehensive income from associates and jointly-controlled entities	(4,713)	4,364
Cumulative translation difference	(261,860)	(205,746)
Unrealized gains on net investment hedge, gross of taxes of R$ 8,116 and R$ 0	171,537	103,125
Cash flow hedges
Unrealized gains (losses), gross of tax of R$ 561 and R$ (5,246), respectively	1,871	(13,626)
Unrealized losses on available for sale securities, gross of tax of R$ (427)	—	(1,294)
Income tax relating to components of other comprehensive income	(2,276)	5,673

Total comprehensive income for the period, net of tax	282,348	301,935

Total comprehensive income attributable to:
Owners of the parent	260,488	295,328
Non-controlling interests	21,860	6,607
	282,348	301,935

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONDENSED STATEMENTS OF CHANGES IN EQUITY

in thousands of  Brazilian Reais (R$)

(Unaudited)

	Attributed to parent company’s interest
						Other reserves
	Capital	Treasury stocks	Legal reserve	Stock options	Retained earnings	Gains and losses on available for sale securities	Gains and losses on net investment hedge	Gains and losses on derivatives	Cumulative translation adjustment	Total parent company’s interest	Non-controlling interests	Total Shareholder’s Equity
Balance as of January 01, 2011	15,651,352	(161,405)	307,329	22,700	5,534,468	2,706	390,400	(33,733)	(2,243,375)	19,470,442	677,173	20,147,615
2011 Changes in Equity
Net income for the period	—	—	—	—	390,803	—	—	—	—	390,803	18,636	409,439
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	(844)	103,125	(5,571)	(192,185)	(95,475)	(12,029)	(107,504)
Total comprehensive income (loss) recognized in the period	—	—	—	—	390,803	(844)	103,125	(5,571)	(192,185)	295,328	6,607	301,935
Dividends/interest on capital	—	—	—	—	—	—	—	—	—	—	(6,932)	(6,932)
Stock option expenses recognized in the period	—	—	—	5,820	—	—	—	—	—	5,820	56	5,876
Stock option exercised during the period	—	3,699	—	(1,521)	—	—	—	—	—	2,178	—	2,178
Effects of interest in subsidiaries	—	—	—	—	(439,007)	—	—	—	—	(439,007)	444,758	5,751
Treasury stock	—	(70,228)	—	—	—	—	—	—	—	(70,228)	—	(70,228)
Balance as of March 31, 2011	15,651,352	(227,934)	307,329	26,999	5,486,264	1,862	493,525	(39,304)	(2,435,560)	19,264,533	1,121,662	20,386,195

Balance as of January 01, 2012	19,249,181	(237,199)	407,615	36,339	6,242,932	1,696	(317,066)	—	(386,029)	24,997,469	1,522,334	26,519,803
2012 Changes in Equity
Net income for the period	—	—	—	—	369,589	—	—	—	—	369,589	27,027	396,616
Other comprehensive income (loss) recognized in the period	—	—	—	—	(11,678)	—	162,473	1,145	(261,041)	(109,101)	(5,167)	(114,268)
Total comprehensive income (loss) recognized in the period	—	—	—	—	357,911	—	162,473	1,145	(261,041)	260,488	21,860	282,348
Stock option expenses recognized in the period	—	—	—	7,052	—	—	—	—	—	7,052	63	7,115
Stock option exercised during the period	—	1,398	—	(449)	—	—	—	—	—	949	—	949
Dividends/interest on capital	—	—	—	—	212	—	—	—	—	212	—	212
Effects of interest in subsidiaries	—	—	—	—	—	—	—	—	—	—	(22,446)	(22,446)
Treasury stocks	—	(44,932)	—	—	—	—	—	—	—	(44,932)	(700)	(45,632)
Balance as of March 31, 2012	19,249,181	(280,733)	407,615	42,942	6,601,055	1,696	(154,593)	1,145	(647,070)	25,221,238	1,521,111	26,742,349

The accompanying notes are an integral part of these Consolidated Financial Statements.

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of  Brazilian Reais (R$)

(Unaudited)

	For the three month period ended
	March 31, 2012	March 31, 2011

Cash flows from operating activities
Net income for the period	396,616	409,439
Adjustments to reconcile net income for the year to net cash provided by operating activities
Depreciation and amortization	437,946	447,564
Equity in earnings of unconsolidated companies	(30,885)	(33,924)
Exchange variation, net	(55,840)	(25,885)
Losses / (Gains) on financial instruments, net	11,284	(131)
Post-employment benefits	37,911	24,074
Stock based remuneration	13,687	4,299
Income tax	76,293	73,787
Loss / (Gain) on disposal of property, plant and equipment and investments	44	(154)
Allowance for doubtful accounts	9,667	8,029
Provision for tax, labor and civil claims	52,656	35,387
Interest income on investments	(63,105)	(23,183)
Interest expense on loans	188,356	203,868
Interest on loans with related parties	(983)	(83)
Provision for net realisable value adjustment in inventory	38,764	18,031
Reversal of net realisable value adjustment in inventory	(9,917)	(56,235)
	1,102,494	1,084,883
Changes in assets and liabilities:
Increase in trade accounts receivable	(429,025)	(432,566)
(Increase) Decrease in inventories	(413,105)	172,423
Increase in trade accounts payable	49,076	605,688
Increase in other receivables	(65,006)	(4,371)
Decrease in other payables	(292,638)	(33,240)
Distributions from jointly-controlled entities	9,290	2,690
Purchases of trading securities	(442,335)	(582,293)
Proceeds from maturities and sales of trading securities	1,530,985	377,637
Cash provided by operating activities	1,049,736	1,190,851

Interest paid on loans and financing	(187,220)	(228,015)
Income and social contribution taxes paid	(47,146)	(49,675)
Net cash provided by operating activities	815,370	913,161

Cash flows from investing activities
Additions to property, plant and equipment	(691,254)	(333,178)
Proceeds from sales of property, plant and equipment, investments and other intangibles	279	1,032
Additions to other intangibles	(45,797)	(47,524)
Advance for capital increase in jointly-controlled entity	(92,249)	—
Proceeds from sales of available for sale securities	—	1,290
Net cash used in investing activities	(829,021)	(378,380)

Cash flows from financing activities
Purchase of treasury shares	(44,683)	(66,529)
Dividends and interest on capital paid	(150,837)	(90,544)
Payment of loans and financing fees	—	(3,101)
Proceeds from loans and financing	278,707	361,835
Repayment of loans and financing	(210,143)	(704,428)
Intercompany loans, net	37,668	360
Net cash used in financing activities	(89,288)	(502,407)

Exchange variation on cash and cash equivalents	(14,913)	(14,942)

(Decrease) Increase in cash and cash equivalents	(117,852)	17,432
Cash and cash equivalents at beginning of period	1,476,599	1,061,034
Cash and cash equivalents at end of period	1,358,747	1,078,466

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) are engaged in the production and sale of steel products from plants located in Brazil, Argentina, Chile, Colombia, Guatemala, Mexico, Peru, Dominican Republic, Uruguay, Venezuela, United States, Canada, Spain, and India. The Company started its path of expansion over a century ago and it is one of the main players in the process of consolidating the global steel industry. The Company produces common long steel, specialty steels and flat steels, mainly through the production process in electric furnaces using scrap and pig iron that are mostly purchased in the region in which each plant operates (mini-mill concept), and also produces steel from iron ore (through blast furnaces and direct reduction). Its products serve the sectors of civil construction, industry, automotive and agriculture.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Disclosure Committee on May 02, 2012.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2012 have been prepared in accordance with the International Accounting Standard (IAS) Nº 34, that establishes the content of a condensed interim financial statement. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2011, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments and biological assets, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2011, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their optional or mandatory adoption for the period beginning on January 01, 2012. The Company’s assessment on the impact of these new procedures and interpretations is as follows:

Standards and Interpretations in force

IFRS 7 - Disclosure - Transfers of Financial Assets

In October 2010, the IASB revised IFRS 7. This amendment has the objective of adding disclosures that enable users of financial statements to assess the risk of exposure over transfers of financial assets and the effects of these risks on the entity’s financial position. The change in the standard IFRS 7 is effective for annual periods beginning on or after July, 2011. The adoption of this revised standard did not have an impact in the Company’s Consolidated Financial Statements.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Standards and Interpretations of standards not yet effective

IFRS 9 — Financial Instruments

In November 2009, the IASB issued IFRS 9, which has the objective of replacing the standard IAS 39 Financial Instruments: Recognition and Measurement, in three stages. This standard is the first part of stage 1 of IAS 39 replacement and addresses the classification and measurement of financial assets. In October 2010, the IASB added to this standard the requirements for classification and measurement of financial liabilities. This standard and its subsequent change are effective for annual reporting periods beginning on or after January 1, 2015. The Company is assessing the impacts from the adoption of this standard and possible differences compared to IAS 39.

IFRS 10 — Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10. This standard establishes the principles for presentation and preparation of consolidated financial statements when an entity control one or more entities. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 11 — Joint Arrangements

In May 2011, the IASB issued IFRS 11. This standard deals with aspects related to the accounting treatment for jointly-controlled entities and joint operations. This standard also limit the use of proportional consolidation just for joint operations, and also establish the equity accounting method as the only method acceptable for joint ventures. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 12 — Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12. This standard deals with aspects related to the disclosure of nature of risks related to interests owned in subsidiaries, jointly-controlled entities and associate companies. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRS 13 — Fair Value Measurement

In May 2011, the IASB issued IFRS 13. This standard establishes fair value and consolidates in a single standard the aspects of fair value measurement and establishes the requirements of disclosure related to fair value. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IAS 28 — Investments in Associates and Joint Ventures

In May 2011, the IASB revised IAS 28. The change in IAS 28 deals with aspects related to investments in associate companies and establishes the rules for using the equity accounting method for investments in associate companies and jointly-controlled entities. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company already adopts the equity accounting method for its investments in associate companies and jointly-controlled entities and is assessing the impact of the other changes of this standard on its Consolidated Financial Statements.

IAS 19 — Employee Benefits

In June 2011, the IASB revised IAS 19. The most significant modification refers to recognizing the changes on defined benefit obligations and plan assets. The modifications require the recognition of changes in defined benefit obligations and fair value of plan assets as they occur, and therefore the elimination of the “corridor approach” allowed in the previous version of IAS 19 and the advanced recognition of past service costs. Additionally, the amendments require that all actuarial gains and losses are recognized immediately through other comprehensive income so that the net asset or liability of the pension plan is recognized on its Consolidated Financial Statements to reflect the full amount of the plan deficit or

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

surplus. The revised standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IAS 1 — Presentation of Items of Other Comprehensive Income

In June 2011, the IASB revised IAS 1. The change in IAS 1 deals with aspects related to disclosure of other comprehensive income items and establishes the need to separate items which will not be further reclassified to the net income and items that can be further reclassified to the net income. The revised standard is effective for annual reporting periods beginning on or after July 1, 2012. The Company is assessing the impact of adopting this standard on its Consolidated Financial Statements.

IFRIC 20 — Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued the IFRIC 20. This interpretation deals with aspects related to the accounting treatment of stripping costs in the production phase of a surface mine. This interpretation is effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the impact of adopting this interpretation on its Consolidated Financial Statements.

IFRS 9 and IFRS 7 — Mandatory Effective Date and Transition Disclosures — Amendments to IFRS 9 and IFRS 7

In December 2011 the IASB revised IFRS 9 and 7. The amendment of IFRS 9 deals with the extension of the adoption date from January 1, 2013 to January 1, 2015. The amendment of IFRS 7 addresses issues relating to disclosure about the transition from IAS 39 to IFRS 9 and aspects related to the restatement of the comparative periods at the date of adoption of this statement. The Company is evaluating the impact of the adoption of these amendments in its Consolidated Financial Statements.

IFRS 7 — Disclosures — Offsetting Financial Assets and Financial Liabilities — Amendments to IFRS 7

In December 2011, the IASB revised IFRS 7. The amendment of this standard addresses disclosure issues related to the offsetting of financial assets and liabilities including rights and evaluates its effects. This standard is effective for annual periods beginning on or after January 1, 2013. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IAS 32 — Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32

In December 2011, the IASB revised IAS 32. The amendment of this standard addresses issues related to the offsetting of financial assets and liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is evaluating the impact of the adoption of this amendment in its Consolidated Financial Statements.

IFRS 1 — First-time Adoption of International Financial Reporting Standards — Government Loans

In March 2012, the IASB revised IFRS 1. The change of IFRS 1 deals with an exception for the retrospective adoption of requirements of IFR$ 9 and IAS 20 in government loans that are in place in the IFRS transition date. This standard is effective for annual reporting periods beginning on or after January 1, 2013. The Company understands that these changes will not impact its Consolidated Financial Statements since it already adopts IFRS 1.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended March 31, 2012, compared to those existing on December 31, 2011.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended March 31, 2012, compared to those existing on December 31, 2011.

3.3 — Associate companies

The Company did not have material changes of participation in associate companies for the period ended March 31, 2012, compared to those existing on December 31, 2011.

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT AND LONG-TERM INVESTMENTS

Cash and cash equivalents

	March 31, 2012	December 31, 2011
Cash	11,803	7,766
Banks and short-term investments	1,346,944	1,468,833
Cash and cash equivalents	1,358,747	1,476,599

Held for trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income. On March 31, 2012 the Company held R$ 2,069,738 (R$ 3,095,359 as of December 31, 2011) in trading securities.

Available for sale securities

As of March 31, 2012 the Company held R$ 6,195 (R$ 6,290 as of December 31, 2011) in available for sale securities.

NOTE 5 — ACCOUNTS RECEIVABLE

	March 31, 2012	December 31, 2011
Trade accounts receivable - in Brazil	1,342,741	1,170,564
Trade accounts receivable - exports from Brazil	150,138	252,377
Trade accounts receivable - foreign subsidiaries	2,581,939	2,242,043
(-) Allowance for doubtful accounts	(72,278)	(62,236)
	4,002,540	3,602,748

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 6 - INVENTORIES

	March 31, 2012	December 31, 2011
Finished products	3,284,763	3,108,332
Work in progress	1,682,675	1,573,066
Raw materials	1,993,439	1,986,669
Storeroom supplies	942,888	976,030
Advances to suppliers	219,859	138,952
Imports in transit	374,996	375,089
(-) Provision for market value adjustment	(126,302)	(98,711)
	8,372,318	8,059,427

The changes in the provision for market value adjustment are as follows:

Balance as of January 01, 2011	(152,388)
Provision for the year	(56,999)
Write-offs	122,877
Exchange rate variation	(12,201)
Balance as of December 31, 2011	(98,711)
Provision for the period	(38,764)
Write-offs	9,917
Exchange rate variation	1,256
Balance as of March 31, 2012	(126,302)

Inventories are insured against fire and flooding. The insurance coverage is based on the amounts and risks involved.

During the three-month period ended on March 31, 2012 the amounts of R$ 8,092,895 and R$ 476,266 (R$ 7,199,062 and R$ 433,391 as of March 31, 2011), respectively were recognized as cost of sales and freights in the condensed consolidated interim financial statements.

For the three-month period ended on March 31, 2012, the cost of sales include the amounts of R$ 9,917 (R$ 56,235 as of March 31, 2011) related to inventories permanently written off and R$ 38,764 (R$ 18,031 as of March 31, 2011) related to the recognition of a provision for Net realizable value of inventories.

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

The Company’s subsidiaries in Brazil used R$ 1,646 for the three-month period ended on March 31, 2012, respectively (R$ 3,289 for the three-month period ended on March 31, 2011, respectively) of tax incentives in the form of income tax credits, related to technological innovation, funds for the rights of children and adolescents, PAT (Workers’ Meal Program), and cultural and artistic activities. The units of the subsidiary Gerdau Aços Longos S.A., located in the northeast region of Brazil, will receive until 2013, a 75% reduction in income tax on operating profit, which did not represent any amount for the three-month period ended on March 31, 2012 (R$ 1,322 for the three-month period ended on March 31, 2011). The respective tax incentives were recorded directly in the income and social contribution tax account in the statement of income.

As of March 31, 2012, the Company had total tax loss carryforwards arising from its operations in Brazil of R$ 676,222 for income tax (R$ 606,139 as of December 31, 2011) and R$ 1,437,335 for social contribution tax (R$ 1,291,616 as of December 31, 2011), representing a deferred tax asset of R$ 298,416 (R$ 267,780 as of December 31, 2011). The Company believes that the amounts will be realized based on future taxable income. In addition to these deferred tax assets, the Company has not recorded a portion of the tax asset of R$ 174,455 (R$ 172,556 as of December 31, 2011), due to the lack of opportunity to use the tax loss carryforwards in its subsidiaries. Notwithstanding, these tax loss carryforwards do not have an expiration date.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of March 31, 2012, the subsidiary Gerdau Ameristeel has a deferred tax asset from tax losses in its operation in Canada in the amount of R$ 118,517 related to income tax (R$ 123,572 as of December 31, 2011). These credits expire on various dates between 2025 and 2031. The subsidiary believes the amounts will be used with future taxable income, and historically the subsidiary has generated enough taxable income to the use of these assets.

As of March 31, 2012, the subsidiary Gerdau Ameristeel had R$ 130,810 (R$ 133,881 as of December 31, 2011) of capital losses that had not been recognized in the Company’s condensed consolidated interim balance sheets. These losses are primarily related to the write-down of the subsidiary’s long-term investments and none of these losses currently have an expiration date except for R$ 60,066 and R$ 1,664 included in the condensed consolidated interim balance sheets as of March 31, 2012 which expires in 2015 and 2016, respectively (R$ 61,836 and R$ 1,713 as of December 31, 2011). The subsidiary had various state tax losses totaling R$ 119,850 (R$ 208,060 as of December 31, 2011) which had not been recognized in the Company’s condensed interim financial statements and which expires between 2012 and 2031. The subsidiary also had R$ 76,918 of state tax credits for the period ended March 31, 2012 (R$ 76,771 as of December 31, 2011), that were not recognized in the Company’s condensed consolidated interim balance sheet. These credits will expire on various dates between 2015 and 2018 with the exception of a portion of R$ 15,116 (R$ 13,147 as of December 31, 2011), which has no expiration date.

In Brazil, income taxes include the federal income tax (IR) and social contribution (CS), which represent an additional federal income tax. The applicable tax rates for income tax and social contribution are 25% and 9%, respectively, for the periods of three months ended on March 31, 2012 and 2011. Beyond de domestic tax rates mentioned above, the Company is also subject to taxes on income in its subsidiaries abroad, which tax rate ranges between 20% and 38.5%. The difference between the tax rates in Brazil and the tax rates in other countries are presented in the reconciliation of income tax and social contribution adjustments on net income in the row “difference in tax rates in foreign companies”.

Reconciliation of income tax (IR) and social contribution (CS) adjustments on the net income:

	For the three-month periods ended
	March 31, 2012	March 31, 2011
	Total	Total
Income before income taxes	472,909	483,226
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(160,789)	(164,297)
Tax adjustment with respect to:
- difference in tax rates in foreign companies	(26,761)	16,805
- equity in earnings of unconsolidated companies	10,501	11,534
- tax incentives	1,591	4,611
- tax deductible goodwill recorded in statutory books	89,707	89,707
- permanent differences (net)	9,458	(32,147)
Income and social contribution taxes	(76,293)	(73,787)
Current	(126,731)	(123,560)
Deferred	50,438	49,773

The credits recognized under tax loss carry-forwards are supported in projections of taxable future incomes discounted to present value, which are based on technical analysis of feasibility, which are annually presented to the board of the Company. These analyses take into account the historical of the Company profitability and the outlook for maintenance of current profitability in the future, allowing an estimation of credits recovery. The other credits, which are based on temporary differences, mainly tax contingencies, as well as provision for losses, were recognized according to their expectation of use.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 8 — INVESTMENTS

I) Associates and jointly-controlled entities

	Jointly-controlled entities			Associates
	Joint Ventures North America (a)	Gerdau Corsa S.A.P.I. de C.V.	Kalyani Gerdau Steel Ltd.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Grupo Multisteel Business Holdings Corp.	Corsa Controladora S.A. de C.V.	Corporación Centroamericana del Acero, S.A.	Maco Holdings Ltda.	Others	Goodwill (b)	Total
Balance as of January 01, 2011	217,643	57,200	25,704	100,196	17,913	167,046	98,899	122,055	97,786	1,290	358,788	1,264,520
Equity in earnings	75,013	(7,582)	(34,172)	18,019	727	(4,297)	11,114	2,669	1,171	—	—	62,662
Other comprehensive income	31,737	(130)	3,358	—	1,144	20,884	(3,229)	13,642	15,241	—	24,887	107,534
Acquisition/disposal of investment	—	—	—	—	—	—	—	—	(2,773)	—	—	(2,773)
Capital increase	—	—	387	—	—	—	—	—	—	—	26,468	26,855
Dividends/Interest on Equity	(57,873)	—	—	(11,489)	—	(3,672)	(23,093)	—	(7,380)	—	—	(103,507)
Balance as of December 31, 2011	266,520	49,488	(4,723)	106,726	19,784	179,961	83,691	138,366	104,045	1,290	410,143	1,355,291
Equity in earnings	17,490	3,495	2,922	4,303	(8)	(1,119)	2,199	976	627	—	—	30,885
Other comprehensive income	(7,125)	3,087	(721)	—	882	(5,100)	4,939	(922)	—	—	247	(4,713)
Capital increase (c)	—	—	53,010	—	—	—	—	—	—	—	—	53,010
Dividends/Interest on Equity	(9,290)	—	—	—	—	—	—	—	—	—	—	(9,290)
Balance as of March 31, 2012	267,595	56,070	50,488	111,029	20,658	173,742	90,829	138,420	104,672	1,290	410,390	1,425,183

a) Joint Ventures North America

Companies: Gallatin Steel Company, Bradley Steel Processors e MRM Guide Rail.

b) Goodwill

	March 31, 2012	December 31, 2011
Dona Francisca Energética S.A.	17,071	17,071
Grupo Multisteel Business Holdings Corp.	40,783	42,096
Corsa Controladora S.A. de C.V.	148,064	140,045
Corporación Centroamericana del Acero, S.A.	178,050	184,463
Kalyani Gerdau Steel Ltd.	26,422	26,468
	410,390	410,143

c) Capital Increase

During the first quarter of 2012, the Company, through its subsidiary Corporación Sidenor, increased the capital of the jointly controlled company Kalyani Gerdau Steel Ltd., in the amount of R$ 53,010.

II) Advance for capital increase in jointly-controlled entity

The advance for capital increase in jointly-controlled entity has the amount of R$ 92,249 (R$ 65,254 as of December 31, 2011) in Kalyani Gerdau Steel Ltd.

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended March 31, 2012, acquisitions amounted to R$ 691,254 (R$ 333,178 as of March 31, 2011), and disposals amounted to R$ 323 (R$ 878 as of March 31, 2011).

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended March 31, 2012 amounted to R$ 18,975 (R$ 11,940 as of March 31, 2011).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 123,726 as of March 31, 2012 (R$ 119,289 as of December 31, 2011).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 10 — GOODWILL

The changes in goodwill are as follows:

	Goodwill gross	Accumulated	Goodwill after
	amount	Impairment losses	Impairment losses
Balances as of January 01, 2011	8,353,409	(195,311)	8,158,098
(+/-) Exchange variation	996,827	(19,168)	977,659
(+) Additions	20,032	—	20,032
Balances as of December 31, 2011	9,370,268	(214,479)	9,155,789
(+/-) Exchange variation	(203,950)	3,816	(200,134)
Balances as of March 31, 2012	9,166,318	(210,663)	8,955,655

The amount of goodwill by segment is as follows:

	March 31, 2012	December 31, 2011
Brazil	380,644	380,644
Specialty Steels	1,967,485	2,016,847
Latin America	803,706	784,945
North America	5,803,820	5,973,353
	8,955,655	9,155,789

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual charges (*)	March 31, 2012	December 31, 2011
Short term financing in Brazilian reais
Working capital	5.54%	430,343	420,943
Financing of investment	11.09%	—	5,103
Short term financing in foreign currency
Working capital (US$)	2.23%	654,095	448,023
Working capital (€)	3.99%	54,247	39,456
Working capital (Clp$)	1.91%	3,086	2,710
Working capital (Cop$)	7.64%	78,698	101,345
Working capital (PA$)	12.87%	29,505	23,014
Working capital (Mxn$)	6.99%	62,785	41,439
Financing of property, plant and equipment and others (US$)	2.69%	16,897	17,240
		1,329,656	1,099,273
Plus current portion of long-term financing		553,968	616,032
Short term financing plus current portion of long-term financing		1,883,624	1,715,305

Long-term financing in Brazilian reais
Working capital	7.06%	562,115	568,340
Financing of property, plant and equipament	7.66%	1,416,382	1,423,333
Financing of investment	9.71%	5,011	—
Long-term financing in foreign currency
Working capital (US$)	3.09%	1,386,204	1,465,818
Working capital (€)	3.99%	76,944	82,329
Working capital (Mxn$)	6.99%	21,330	20,175
Working capital (COP$)	7.62%	151,083	169,373
Ten Year Bonds (US$)	6.71%	7,345,834	7,582,966
Advances on export contracts (US$)	5.91%	72,234	96,986
Financing of investment (US$)	4.73%	27,723	27,542
Financing of property, plant and equipament and others (US$)	3.33%	362,891	361,460
		11,427,751	11,798,322
Less: current portion		(553,968)	(616,032)
Long term financing minus current portion		10,873,783	11,182,290
Total financing		12,757,407	12,897,595

(*) Weighted average effective interest costs on March 31, 2012.

Loans and financing denominated in Brazilian Reais are indexed to the TJLP (long-term interest rate, which is established quarterly by the Federal Government for adjusting long-term loans granted by the BNDES - National Bank for Economic and Social Development), or to the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas).

Summary of loans and financing by currency:

	March 31, 2012	December 31, 2011
Brazilian Real (R$)	2,413,851	2,417,719
U.S. Dollar (US$)	9,865,878	10,000,035
Euro (€)	131,191	121,785
Colombian Peso (Cop$)	229,781	270,718
Argentine Peso (PA$)	29,505	23,014
Chilean Peso (Clp$)	3,086	2,710
Mexican Peso (Mxn$)	84,115	61,614
	12,757,407	12,897,595

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Timeline of installments payments of long term loans and financing is as follows:

	March 31, 2012	December 31, 2011
2013 (*)	1,144,972	1,291,602
2014	1,137,520	1,140,192
2015	522,877	518,323
2016	2,475,014	227,603
After 2017	5,593,400	8,004,570
	10,873,783	11,182,290

(*) For the period as of March 31, 2012, the amount is regarding from April 01, 2013 to December 31, 2013.

a) Covenants

Certain debt agreements contain financial covenants as a tool used by creditors to monitor the Company’s financial position. The following in a brief description of the financial covenants required under the Company’s debt agreements.

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization, Impairment and Restructuring Costs). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of March 31, 2012 such covenant was 4.3 times;

II) Consolidated Leverage Ratio — measures the level of gross debt in relation to EBITDA. The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of March 31, 2012 such covenant was 3.0 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual ratio indicates that the Net Worth must be greater than R$ 3,795,200. As of March 31, 2012 such level was R$ 26,742,349; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicates that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of March 31, 2012 the current ratio was 2.5 times.

All covenants described above are calculated based on the IFRS Consolidated Financial Statements of Gerdau S.A., except item IV, which refers to the Metalúrgica Gerdau S.A. and has been met. The penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors and loans having its maturity accelerated.

The company has the purpose of establish a new financial covenant standard in which cash, cash equivalents and financial revenue are considered in the ratios calculations. In compliance with this strategic, the new financial agreements of the company and its subsidiaries, which has financial covenants, follows the new standard. The new financial covenants standard is: Net Debt / EBITDA must be less or equal to 4 and EBITDA / Net Financial Expenses must be greater or equal to 3. As of March 31, 2012, the Net Debt / EBITDA was 2.2 times and an EBITDA / Net financial expense was 7.7 times.

Based on the Company’s internal forecasts, the Company does not expect to be in breach of any of the financial covenants over the next twelve months.  Nevertheless, this forecast can be affected positive or negatively by the global economics and the steel market.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 12 — DEBENTURES

	General	Quantity as of March 31, 2012
Issuance	Meeting	Issued On	Portfolio	Maturity	Annual Charges (*)	March 31, 2012	December 31, 2011
3ª - A e B	May 27,1982	144,000	114,761	June 1, 2021	CDI	104,785	113,717
7ª	July 14, 1982	68,400	58,916	July 1, 2012	CDI	44,123	41,688
8ª	November 11, 1982	179,964	58,299	May 2, 2013	CDI	369,804	435,676
9ª	June 10, 1983	125,640	77,831	September 1, 2014	CDI	40,507	32,261
11ª - A e B	June 29, 1990	150,000	60,074	June 1, 2020	CDI	144,544	162,591
						703,763	785,933

Current						44,123	41,688
Non-current						659,640	744,245

(*) CDI - Interbank Deposit Certificate

Maturities of long-term amounts are as follows:

	March 31, 2012	December 31, 2011
2013	369,804	435,676
2014	40,507	32,261
After 2020	249,329	276,308
	659,640	744,245

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional annual interest rate was 2.45% and 11.60% as of March 31, 2012 and December 31, 2011, respectively.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and consist mainly of cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Ten Years bonds, other financing, payroll and related liabilities, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other accounts receivable, other accounts payable and put options on non controlling interest. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

b) Market value — the market value of the aforementioned financial instruments is as follows:

	March 31, 2012		December 31, 2011
	Book	Market	Book	Market
	Value	Value	Value	Value
Cash and cash equivalents	1,358,747	1,358,747	1,476,599	1,476,599
Short and long-term investments	2,075,933	2,075,933	3,101,649	3,101,649
Trade accounts receivable	4,002,540	4,002,540	3,602,748	3,602,748
Trade accounts payable	3,228,728	3,228,728	3,212,163	3,212,163
Ten Years Bonds	7,345,834	8,234,333	7,582,966	8,002,218
Other financing	5,411,573	5,411,573	5,314,629	5,314,629
Payroll and related liabilities	447,880	447,880	617,432	617,432
Debentures	703,763	703,763	785,933	785,933
Related parties (assets)	76,129	76,129	111,955	111,955
Related parties (liabilities)	864	864	6	6
Unrealized gains on financial instruments	470	470	140	140
Unrealized losses on financial instruments	15,869	15,869	5,327	5,327
Put options on non controlling interest	537,986	537,986	533,544	533,544
Other accounts receivable	448,401	448,401	464,592	464,592
Other accounts payable	721,676	721,676	756,971	756,971

The fair value of Ten-Year bond Securities is based on quotations in the secondary market for these securities.

All other financial instruments, which are recognized in the Condensed Consolidated Interim Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the domestic and international markets.

Interest rate risk: this risk arises from the possibility of losses (or gains) due to fluctuations in interest rates applied to the Company’s liabilities or assets (investments) in the market.  To minimize possible impacts from interest rate fluctuations, the Company adopts a diversification policy, alternating from variable (such as LIBOR and CDI) to fixed rates when contracting debts and hedges and periodically renegotiating contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting financial expenses (or income) and the liability (or asset) balance of contracts denominated in foreign currency. The Company assesses its exposure to the exchange rate by subtracting its liabilities from its assets in dollars or in other currencies, having in this way the net exchange rate exposure basis, which is the basis subject to effects in a change in the foreign currency. Therefore, along with accounts receivable originated from exports and investments abroad that in economic terms result in a natural hedge, the Company assesses using hedge operation, more commonly swap operations, if the Company has more liabilities in dollars than assets.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  In relation to cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The BSC (Balance Scorecard) methodology has been used in the last years to elaborate strategic maps with objectives and indicators of the main processes. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Total Indebtedness/adjusted EBITDA, Interest Coverage Ratio, and Indebtedness/Equity Ratio. The Total Debt is composed of loans and financing (note 11) and debentures (note 12). The Company can change its capital structure depending on economic-financial conditions in order to optimize its financial leverage and its debt management. At the same time, the Company tries to improve its ROCE (Return on Capital Employed) by implementing a working capital management process and an efficient fixed asset investment program.

The Company seeks to remain between the following parameters:

WACC	between 10% to 13% a year
Gross debt/EBITDA	between 2 and 3 times
Interest Coverage Ratio	greater than 5 times
Debt/Equity ratio	between 40%-60% and 60%-40%

These key indicators are used for the objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed sensitivity analysis, which can be summarized as follows:

Impact in the net income or statement of comprehensive income

Assumption	Variation	March 31, 2012
Changes in foreign currency	5%	46,952
Changes in interest rates	0.1%	61,567
Changes in sales price of goods	1%	91,994
Changes in price of goods and raw materials	1%	58,417
Interest rate Swaps	0.1%	1,337
Currency Swaps and NDF’s (Non Deliverable Forwards)	5%	10,071

Foreign currency sensitivity analysis: the Company is exposed to variations in foreign currency, especially in loans and financing in the amount of US$ 515.4 million. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the foreign currencies on such outstanding loans and financing on the date of the Condensed Consolidated Interim Financial Statements. As of March 31, 2012, the Company is mainly exposed to variations between Brazilian real and US Dollar, since the loans taken by the other than Brazilian subsidiaries of the Company are mainly in the same currency of the functional currency of each subsidiary, and because of this aspect, these loans do not expose the Company to variations in foreign currency.  The impact calculated considering such variation in the foreign exchange rate totals R$ 46,952 as of March 31, 2012 (R$ 86,265 as of March 31, 2011) and represents an income if  an appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: the Company is exposed to interest rate risks in its loans and financing and debentures. The sensitivity analysis made by the Company considers the effects of an increase or reduction of 0.1% on outstanding loans and financing and debentures on the date of the Condensed Consolidated Interim Financial Statements. The impact

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

calculated considering this variation in the interest rate totals R$ 61,567 as of March 31, 2012 (R$ 70,623 as of March 31, 2011) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates the Company is exposed, which are related to loans, financing, and debentures are presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sales price of the Company’s products and the price of raw materials and other inputs used in the production process, especially because the Company operates in a commodities market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold totals R$ 91,994 as of March 31, 2012 (R$ 83,638 as of March 31, 2011) and raw materials and other inputs totals R$ (58,417) as of March 31, 2012 (R$ (51,905) as of March 31, 2011). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate swaps: the Company has an interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 0.1% in the interest curve (Libor), and its impacts in the swaps mark to market. An increase of  0.1% change in the interest rates represents an income of R$ 1,337 (income of R$ 2,373 as of March 31, 2011) and a decrease of 0.1% change in the interest rates represents an expense of R$ 1,337 (expense of R$ 2,373 as of March 31, 2011). All these swaps were contracted to hedge debt positions from floating to fix (Liability). On March 31, 2012, these effects would be recognized in the statement of income and in the statement of comprehensive income in the amounts of R$ 1,277 and R$ 60, respectively (R$ 261 in the statement of income and R$ 2,112 in the statement of comprehensive income on March 31, 2011). The effects of changes in cash flow hedges are recorded in the statement of income. The interest rate swaps to which the Company is exposed to are presented at note 13.e.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against Brazilian Real and Colombian Pesos, and its effects on these derivatives mark to market. An increase of 5% on the US Dollar against these currencies represents an expense of R$ 10,071 as of March 31, 2012 (expense of R$ 6,505 as of December, 31 2011) and a decrease of 5% on the US Dollar against these currencies represents an income of R$ 10,071 as of March 31, 2012 (income of R$ 6,505 as of March, 31 2011). These NDF’s were contracted to hedge asset positions (Exports). These effects would be recognized in the statement of income. The NDF’s to which the Company is exposed are presented in note 13.e.

d) Financial Instruments per Category

Summary of the financial instruments per category:

March 31, 2012 Assets	Loans and receivables	Financial Assets at market value with gains and losses recognized in the Statement of Income	Financial Assets at market value with gains and losses recognized in Equity	Total
Cash and cash equivalents	1,358,747	—	—	1,358,747
Short and long-term investments	—	2,069,738	6,195	2,075,933
Unrealized gains on financial instruments	—	354	116	470
Trade accounts receivable	4,002,540	—	—	4,002,540
Related parties	76,129	—	—	76,129
Other accounts receivable	448,401	—	—	448,401
Total	5,885,817	2,070,092	6,311	7,962,220
Financial Income	15,469	64,097	—	79,566

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Liabilities	Liabilities at market value with gains and losses recognized in the Statement of Income	Liabilities at market value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,228,728	3,228,728
Ten Years Bonds	—	—	7,345,834	7,345,834
Other financing	—	—	5,411,573	5,411,573
Payroll and related liabilities	—	—	447,880	447,880
Debentures	—	—	703,763	703,763
Related parties	—	—	864	864
Other accounts payable	—	—	721,676	721,676
Put options on minority interest	537,986	—	—	537,986
Unrealized losses on financial instruments	956	14,913	—	15,869
Total	538,942	14,913	17,860,318	18,414,173
Financial Income	(13,860)	—	(163,045)	(176,905)

December 31, 2011 Assets	Loans and receivables	Assets at fair value with gains and losses recognized in Income	Assets at fair value with gains and losses recognized in Equity	Total
Cash and cash equivalents	1,476,599	—	—	1,476,599
Short-term investments	—	3,095,359	6,290	3,101,649
Unrealized gains on financial instruments	—	140	—	140
Trade accounts receivable	3,602,748	—	—	3,602,748
Related parties	111,955	—	—	111,955
Other accounts receivable	464,592	—	—	464,592
Total	5,655,894	3,095,499	6,290	8,757,683
Financial income	379,651	276,645	—	656,296

Liabilities	Liabilities at market value with gains and losses recognized in Income	Liabilities at fair value with gains and losses recognized in Equity	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	—	3,212,163	3,212,163
Ten Years Bonds	—	—	7,582,966	7,582,966
Other financing	—	—	5,314,629	5,314,629
Payroll and related liabilities	—	—	617,432	617,432
Debentures	—	—	785,933	785,933
Related parties	—	—	6	6
Other accounts payable	—	—	756,971	756,971
Put options on minority interest	533,544	—	—	533,544
Unrealized losses on financial instruments	5,327	—	—	5,327
Total	538,871	—	18,270,100	18,808,971
Financial income	(96,909)	—	(1,087,723)	(1,184,632)

As of March 31, 2012, with the exception of an instrument classified as cash flow hedge, whose effectiveness is measured, and that has its unrealized losses and/or gains classified directly in other comprehensive income, all derivative financial instruments are interest rate swaps and NDFs (Non Deliverable Forwards). These instruments were recorded at fair value and the realized and unrealized losses and/or gains were presented in the account “Gains and losses on derivatives, net” in the consolidated statement of income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: The Company believes that risk management is important for it to carry out its strategy for profitable growth. The Company is exposed to market risks that mainly involve fluctuations in exchange rates and interest rate volatility. The objective of risk management is to eliminate possible unexpected variations in the performance of group’s companies as a result of this fluctuation.

The objective of derivative transactions is always related to mitigation of market risks as stated in our policies and guidelines, as well as to manage volatility in financial flows. The assessment of results for each contract is measured at the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

end of each contract when the derivative contract is settled. The monitoring of the effects of these transactions is monthly performed by the Cash Management and Debt Committee, which discusses and validates the marking to market of these transactions. All gains and losses in derivative financial instruments are recognized by its fair value in the Condensed Consolidated Interim Financial Statements of the Company.

By internal policy, the Company does not maintain a debt in a currency in which there is no corresponding cash generation.

Policy for use of derivatives: according to internal policy, the financial result must stem from the generation of cash from its business and not gains from the financial market. It, therefore, considers that the use of derivatives should be for non-speculative purposes and intended to hedge the Company from possible exposure to risks. The contracting of a derivative must have as corresponding hedged item an uncovered asset or liability, provided as the position is not leveraged.

Criteria adopted for defining the notional amount of derivative financial instruments are linked to the amount of debt and or assets.

Policy for determining fair value: The criterion for determining the fair value of derivative financial instruments is based on the utilization of market curves for each derivative discounted to present value as of the calculation date. Methods and assumptions take into consideration the interpolation of curves, such as in the case of LIBOR, and each market where the company has exposure. Swaps, both on the asset and the liability side, are estimated in separate and discounted to present value and the difference in the result between extremities generates the swaps market value.

Values are calculated based on models and price quotes available in the market and which take into consideration both present and future market conditions.  Amounts are gross before taxes.

Due to changes in market rates, these amounts can change up to the maturity or in situations of anticipated settlement of transactions.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies) in currency swap, and NDF’s (Non Deliverable Forwards).

Non Deliverable Forwards:

Subsidiary Diaco S.A. has Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 10.0 million (R$ 18,221 as of March 31, 2012) with maturity date on September 24, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank, referred to the global credit line. The fair value of this contract represents a loss of R$ 1,074 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. has Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 60.0 million (R$ 109,326 as of March 31, 2012) with maturity date on December 12, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank, referred to the global credit line. The fair value of this contract represents a loss of R$ 9,024 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

Subsidiary Diaco S.A. contracted Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 20.0 million (R$ 36,442 as of March 31, 2012) with maturity date on July 17, 2012. This transaction was contracted to hedge against the exchange exposure arising on the US dollar denominated financing with Davivienda Bank, referred to the global credit line. The fair value of this contract represents a gain of R$ 354 and it was presented in the consolidated statement of income. The counterparty to this transaction is Banco Davivienda.

The Company contracted Non Deliverable Forwards designated as cash flow hedges, with notional amount of US$ 21.26 million (R$ 38,738 as of March 31, 2012) with maturity date on December 28, 2012. This transaction was contracted with the objective to hedge part of the cash flow from its exports against the exchange exposure arising on the US dollar against Brazilian real. The fair value of this contract represents a gain of R$ 116 and it was presented in other comprehensive income. The counterparty to this transaction is HSBC Bank.

The prospective and retrospective testing made for above financial instruments did not identify any amount of ineffectiveness.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Swap Contracts

Interest rate swap

The subsidiary Siderúrgica del Perú S.A.A. - Siderperú entered into an interest rate swap contract whereby it receives a variable interest rate based on LIBOR and pays a fixed interest rate in US dollars. This contract has a nominal value of US$ 32.14 million (R$ 58,562 as of March 31, 2012) and maturity date on April 3, 2014. This swap was contracted in order to minimize the risk of interest rate fluctuations (LIBOR) since the subsidiary took on debt in dollars at floating rates for an amount greater than the swap. The fair value adjustment of this contract as of March 31, 2012 results in a loss of R$ 3,001 presented in the statement of comprehensive income. The counterparty to this transaction is Banco Bilbao Vizcaya -BBVA.

The subsidiary Gerdau Açominas S.A. entered into an interest rate swap with a notional value of US$ 350 million (R$ 637,735 as of March 31, 2012) and a maturity date of June 22, 2015, on which the financial charges agreed on the debt contract with Banco do Brasil, equivalent to LIBOR plus a percentage of interest, are exchanged for pre-determined interest rates. The fair value of this contract as of March 31, 2012 is a loss of R$ 2,770 presented in the statement of income. From April 01, 2012, the Company designated this swap as cash flow hedge and because of this aspect the effects started to be registered in other comprehensive income. The counterparts of this operation are the following banks: HSBC, Citibank and Morgan Stanley.

Guarantee Margins

The Company has derivatives financial instruments contracts, which states the possibility of constitution of deposits and/or guarantee margins when the mark to market value of these instruments exceeds the limits established in each contract. As of March 31, 2012, there were no margin calls for any of the above contracts.

The derivatives instruments can be summarized and categorized as follows:

					Recognized value				Fair value
			Notional value		Net income		Shareholder’s equity		Amount receivable		Amount payable
	Position		March 31, 2012	December 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Contracts for Asset Protection
Forward
Diaco S.A			—	—	—	106	—	—	—	—	—	—
Diaco S.A			—	—	—	28	—	—	—	—	—	—
Diaco S.A			US$ 10.0 milion	US$ 10.0 milion	(981)	—	—	—	—	140	(1,074)	—
Diaco S.A			US$ 60.0 milion	US$ 60.0 milion	(8,239)	—	—	—	—	—	(9,024)	(314)
Diaco S.A			US$ 20.0 million	—	323	—	—	—	354	—	—	—
Cleary Holdings			—	—	—	333	—	—	—	—	—	—
Cleary Holdings			—	—	—	82	—	—	—	—	—	—
Gerdau S.A.			US$ 21.26 million	—	—	—	(77)	—	116	—	—	—
					(8,897)	549	(77)	—	470	140	(10,098)	(314)

Swap contracts
Interest rate swap
Siderúrgica del Perú S.A.A. - Siderperú	receivable edge	Libor 6M + 0.90%	US$ 32.14 milion	US$ 35.71 milion	(956)	(1,216)	(1,068)	—	—	—	(3,001)	(3,674)
	payable edge	5.50%
Gerdau Açominas S.A.	ponta ativa	Libor 6M + 2.30%	US$ 350 milion	US$ 350 milion	(1,431)	—	—	—	—	—	(2,770)	(1,339)
	ponta passiva	3.28%
GTL Equity Investments Corp.	receivable edge	4.51% p.a.	—	—	—	798	—	—	—	—	—	—
	payable edge	3.51% p.a.
					(2,387)	(418)	(1,068)	—	—	—	(5,771)	(5,013)
					(11,284)	131	(1,145)	—	470	140	(15,869)	(5,327)

	March 31, 2012	December 31, 2011
Unrealized gains on derivatives
Current assets	470	140
Non-current assets	—	—
	470	140
Unrealized losses on derivatives
Current liabilities	(10,098)	(314)
Non-current liabilities	(5,771)	(5,013)
	(15,869)	(5,327)
Net effect	(15,399)	(5,187)

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

f) Put options on non-controlling interests

On December 23, 2010, the Santander Group and the Company renewed the put option on Sidenor interest and the new maturity date is January 10, 2014, and can be settled in advanced in January at each year, beginning 2012. As of March 31, 2012, such potential obligation totaled R$ 533,327 (R$ 528,821 as of December 31, 2011).

The Company had the call option for 16% of the remaining stake in Pacific Coast Steel (PCS) and the non-controlling shareholders also had the option to sell the remaining 16% interest in PCS to the Company. The option was exercised in 2011 for US$ 23 million (R$ 38.8 million) with payment in November 1, 2011, leaving an option for the remaining 1% interest with a fixed price of US$ 3 million, which can be exercised by the Company as from November 1, 2011, while the put option held by minority shareholders shall not be exercised before November 1, 2014. On March 31, 2012, the amount recognized as a potential obligation amounts to R$ 4,659 (R$ 4,723 as of December 31, 2011). As a result of this additional interest acquired, the line of non-controlling interests was reduced by the amounts of interest acquired.

g) Net investment hedge

Based on IFRIC Interpretation 16 issued in July 2008, and substantiated by IAS 39, the Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten Year Bonds, contracted by the subsidiary GTL Trade Finance Inc., in the amount of US$ 1.5 billion and by the subsidiary Gerdau Trade Inc., in the amount of US$ 1.25 billion, and also loan operations of the subsidiary Gerdau Açominas S.A. in the amount of US$ 697,2 million, which were made in order to provide part of the resources for these investments acquisitions abroad. Based on the standard and interpretation of standard mentioned above, the Company demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the statement of Comprehensive Income as an unrealized gain in the amount of R$ 211,512 (gain of R$ 103,125 as of March 31, 2012).

Starting from April 01, 2012, the Company decided to change the value of the net investment hedge designation in foreign subsidiaries for the operations of Ten Years Bonds held by the subsidiary GTL Trade Finance Inc., from US$ 1.5 billion to US$ 1,136 million and by the subsidiary Gerdau Trade Inc., from US$ 1.25 billion to US$ 825 million.

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy.

h) Measurement of fair value:

IAS 32 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. IFRS 7 establishes a hierarchy of three levels for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 — Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

As of March 31, 2012, the Company had some assets which the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of March 31, 2012, are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)		Significant Unobservable Inputs (Level 3)
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Current assets
Short-term investments
Trading	2,069,738	3,095,359	1,706,526	2,825,908	363,212	269,451	—	—
Available for sale	6,195	6,290	6,195	6,290	—	—	—	—
Financial instruments	470	140	—	—	470	140	—	—
	2,076,403	3,101,789	1,712,721	2,832,198	363,682	269,591	—	—

Current liabilities
Financial instruments	10,098	314	—	—	10,098	314	—	—
					—	—	—	—
Non-current liabilities
Financial instruments	5,771	5,013	—	—	5,771	5,013	—	—
Put options on minority interest	537,986	533,544	—	—	—	—	537,986	533,544
	553,855	538,871	—	—	15,869	5,327	537,986	533,544
	2,630,258	3,640,660	1,712,721	2,832,198	379,551	274,918	537,986	533,544

Changes in the measurements using significant unobservable inputs (Level 3):

Liabilities
Balance as of December 31, 2011	533,544
(+) Interests and other contractual obligations	5,348
(+) Gains and losses on conversion	(906)
Balance as of March 31, 2012	537,986
537,986

NOTE 14 — PROVISIONS FOR TAX, LABOR AND CLAIMS

The Company and its subsidiaries are parties to judicial and administrative proceedings involving tax, labor and civil matters. Based on the opinion of its legal counsel, Management believes that the Provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position, operating results and liquidity of the Company and its subsidiaries as of March 31, 2012. The balances of the provisions are as follows:

I) Provisions

	March 31, 2012	December 31, 2011
a) Tax provisions	722,286	672,652
b) Labor provisions	220,438	217,696
c) Civil provisions	17,759	17,370
	960,483	907,718

a) Provision for tax issues

This reserve is related for Program Tax on Revenue (PIS) credit compensations and the deduction of State VAT (ICMS) from the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) tax basis. The Company has deposited in court the amounts under discussion.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

II) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	March 31, 2012	December 31, 2011
Tax	719,039	666,681
Labor	38,715	37,829
Civil	8,633	8,970
	766,387	713,480

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)              Intercompany loans

	March 31, 2012	December 31, 2011
Assets
Associate Companies
Armacero Ind. Com. Ltda.	65	63

Controlling shareholders
Metalúrgica Gerdau S.A.	82	29,901

Jointly- Controlled entities
Gerdau Corsa SAPI de C.V.	—	5,209

Others
Fundação Gerdau	75,842	76,573
Others	140	209
	76,129	111,955

Liabilities
Jointly- Controlled entities
Gerdau Corsa SAPI de C.V.	(853)	—

Others
Others	(11)	(6)
	(864)	(6)

	For the three-month periods ended
	March 31, 2012	March 31, 2011
Net financial income	983	83

b)              Commercial operations

In the three months period ended March 31, 2012 and 2011, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 89,148 as of March 31, 2012 (R$ 37,985 as of March 31, 2011) and purchases in the amount of R$ 35,436 as of March 31, 2012 (R$ 1 as of March 31, 2011). The net balance of accounts receivable totals R$ 70,271 as of March 31, 2012 (R$ 49,054 as of March 31, 2011).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Financial operations

	Expenses
	For the three-month periods ended
	March 31, 2012	March 31, 2011
Owners
Indac - Ind. Adm. e Comércio S.A. (*)	(4,726)	(5,711)

(*) Guarantees granted of loans

d)              Guarantees granted

The Company is the guarantor of associate Dona Francisca Energética S.A. in financing agreements totaling R$ 22,867 as of March 31, 2012, corresponding to a joint guarantee of 51.82%.

The Company is guarantor of subsidiary Gerdau Açominas S.A. in financing agreements totaling R$ 1,430,041 as of March 31, 2012.

The Company is a guarantor of subsidiary Empresa Siderúrgica del Perú S.A.A.  - Siderperú in a syndicated loan with an approved cap of US$ 150 million (R$ 273,315 as of March 31, 2012). On March 31, 2012, the amount disbursed totaled US$ 8.23 thousand (R$ 15). The Company is also the guarantor of this subsidiary in an extended credit facility of US$ 70 million (R$ 127,547 as of March 31, 2012).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços S.A are guarantors of GTL Trade Finance Inc. regarding the Ten Years Bonds in the amount of up to US$ 1.5 billion (R$ 2,733,150 as of March 31, 2012).

The Company provides guarantee for the obligations taken on by the company Diaco S.A. through a loan made with BBVA Colombia bank in the amount of COP$ 61.5 billion, equivalent to US$ 35 million (R$ 63,774 as of March 31, 2012).

The Company provides guarantee for its subsidiary Gerdau Aços Especiais S.A. in a purchase contract of electric energy in the total amount of R$ 8,354 as of March 31, 2012.

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Holdings Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,277,625 as of March 31, 2012).

The Company is a guarantor of associate Industrias Nacionales C. por A. in an agreement with BNP Paribas to finance constructions and auxiliary equipment totaling US$ 25 million (R$ 45,553 as of March 31, 2012). The Company is also guarantor of the same associate in an agreement with BNP Paribas to finance 85% of the main limited to US$ 34.9 million (R$ 63,591 as of March 31, 2012). On this date the amount disbursed totaled US$ 32.9 million (R$ 59,906).

The Company provides guarantee to a line of credit to working capital to its associate Gerdau Corsa SAPI de C.V., with Banco BBVA, in the amount of US$ 44.5 million (R$ 81,083 as of March 31, 2012).

The Company and the subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas S.A and Gerdau Comercial de Aços S.A are guarantors for Gerdau Trade Inc. for the issuance of bonus with a maturity of 10 years (Ten Years Bond) in the amount of US$ 1.25 billion (R$ 2,277,625 as of March 31, 2012).

The Company is the guarantor of subsidiary Gerdau Açominas S.A. in a financing agreement with Santander Bank in the amount of US$ 40.5 million (R$ 73,795 as of March 31, 2012).

The Company is the guarantor of subsidiary Empresa Siderúrgica Del Peru S.A.A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 80 million (R$ 145,768 as of March 31, 2012).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The Company is the guarantor of the associate Industrias Nacionales C. por A., co-borrower of a global credit line to improve the debt structure and financing of working capital in the amount of US$ 60.9 million (R$ 110,886 as of March 31, 2012).

The Company is the guarantor of subsidiary Diaco S.A., co-borrower of a global credit line for financing of working capital in the amount of US$ 10 million (R$ 18,221 as of March 31, 2012), US$ 35 million (R$ 63,774 as of March 31, 2012), US$ 60 million (R$ 109,326 as of March 31, 2012) and US$ 20 million (R$ 36,442 as of March 31, 2012).

The Company is the guarantor of subsidiary Aceros Corsa S.A. de C.V., co-borrower of a global credit line for financing of working capital in the amount of US$ 73 million (R$ 133,049 as of March 31, 2012).

The Company is the guarantor of subsidiary Siderúrgica Tultitlán S.A. de C.V., co-borrower of a global credit line for financing of working capital in the amount of US$ 10.9 million (R$ 19,849 as of March 31, 2012).

The Company is the guarantor of subsidiary Coquecol S.A.C.I, co-borrower of a global credit line for financing of working capital in the amount of US$ 15 million (R$ 27,332 as of March 31, 2012).

e)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 388,394 as of March 31, 2012 (R$ 490,931 as of December 31, 2011), which corresponds to 114,326 debentures (149,462 as of December 31, 2011).

f)                Price conditions and charges

Loan agreements between Brazilian companies are adjusted by the monthly variation of the CDI (Interbank Deposit Certificate), which was 2.5% for the three-month period ended on March 31, 2012 (2.64% for the three-month period ended on March 31, 2011). The agreements with foreign companies are adjusted by contracted charges plus foreign exchange variation, when applicable. The sales and purchases of inputs and products are made under terms and conditions agreed between the parties under normal market conditions.

g)             Management compensation

The Company paid to its management salaries and variable compensation totaling R$ 32,792 for the three-month period ended on March 31, 2012 (R$ 31,957 for the three-month period ended on March 31, 2011).

NOTE 16 — EQUITY — PARENT COMPANY GERDAU S.A.

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without par value. In the case of capital increase by subscription of new shares, the right of preference shall be exercised before the deadline of 30 days, except in the case of a public offering, when the deadline shall not be less than 10 days.

The reconciliation of the number of common and preferred shares outstanding at the beginning and at the end of the periods is presented as follows:

	March 31, 2012		December 31, 2011
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,132,968,411	503,903,035	1,000,912,831
Repurchases	—	(2,693,000)	—	(4,100,000)
Issuance of shares	—	—	68,026,910	134,830,100
Exercise of stock option	—	193,567	—	1,325,480
Balance at the end of the period	571,929,945	1,130,468,978	571,929,945	1,132,968,411

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of March 31, 2012, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, totaling a paid up capital of R$ 19,249,181 (Net of capital increase costs). The shares are distributed as follows:

	Shareholders
	March 31, 2012						December 31, 2011
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A.	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	24,387,935	4.3	186,981,798	16.3	211,369,733	12.3	23,811,051	4.2	191,637,962	16.7	215,449,013	12.4
Foreign institutional investors	24,272,892	4.2	519,759,376	45.3	544,032,268	31.6	24,316,585	4.2	501,052,151	43.7	525,368,736	30.6
Other shareholders	73,556,464	12.8	170,886,320	14.9	244,442,784	14.2	74,089,655	12.9	187,436,814	16.4	261,526,469	15.2
Treasury shares	1,697,538	0.3	15,562,267	1.4	17,259,805	1.0	1,697,538	0.3	13,062,834	1.1	14,760,372	0.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends.

b) Treasury stocks

Changes in treasury shares are as follows:

	March, 31 2012				December 31, 2011
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$

Balance at the beginning of the period	1,697,538	557	13,062,834	236,642	1,697,538	557	10,288,314	160,848
Repurchases	—	—	2,693,000	44,932	—	—	4,100,000	84,927
Exercise of stock option	—	—	(193,567)	(1,398)	—	—	(1,325,480)	(9,133)
Balance at the beginning of the period	1,697,538	557	15,562,267	280,176	1,697,538	557	13,062,834	236,642

As of March 31, 2012, the Company had 15,562,267 preferred shares in treasury, totaling R$ 280,177. These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company. In the first quarter of 2012, 193,567 shares were delivered for the exercise of stock options with losses of R$ 1,398, which were recorded in the Stock options account. The average acquisition cost of these shares was R$ 18.00.

c) Legal reserves - under the Brazilian Corporate Law, the Company must transfer 5% of its profit for the year determined in the corporate books in accordance with accounting practices adopted in Brazil to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be used to increase capital or absorb losses, but cannot be used for dividend purposes.

d) Stock options plan — consists of the expense recorded due to the stock option plan and by the exercised stock options.

e) Other reserves - Include: cumulative translation differences, unrealized gains and losses on net investment hedges, unrealized gains and losses on cash flow hedges and unrealized gains and losses on available for sale securities.

f) Retained earnings - consist of earnings not distributed to the shareholders and include the reserves required by the Company bylaws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its corporate books in accordance with accounting practices adopted in Brazil to a reserve (Reserve for Investments and Working Capital). The reserve is recorded only after the minimum dividend requirements are met and its balance cannot exceed the amount of paid-in capital. The reserve can be used to absorb losses, if necessary, for capitalization, payment of dividends or repurchase of shares.

NOTE 17 — EARNINGS PER SHARE (EPS)

In compliance with IAS 33, Earnings per Share, the following tables reconcile the net income to the amounts used to calculate the basic and diluted earnings per share.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Basic

	For the three-month period ended on March 31, 2012			For the three-month period ended on March 31, 2011
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	124,125	245,464	369,589	130,982	259,821	390,803

Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,131,019,251		503,903,035	999,560,261

Earnings per share (in R$) – Basic	0.22	0.22		0.26	0.26

Diluted

	For the three-month period ended on March 31, 2012	For the three-month period ended on March 31, 2011
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	245,464	259,821
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	115	53
	245,579	259,874

Net income allocated to common shareholders	124,125	130,982
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(115)	(53)

	124,010	130,929

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	503,903,035
Preferred Shares
Weighted-average number of preferred shares outstanding	1,131,019,251	999,560,261
Potential (decrease) increase in number of preferred shares outstanding in respect of stock option plan	1,582,463	610,640
Total	1,132,601,714	1,000,170,901

Earnings per share — Diluted (Common and Preferred Shares)	0.22	0.26

The Company does not have instruments that were not included in the calculation of diluted EPS because they were antidilutive.

NOTE 18 — PROFIT SHARING

a) The profit sharing of the management of the Company is limited to 10% of net income, after deducted the income tax and the compensation paid, in accordance to the Company by-laws; and

b) The profit sharing of the employees is based on achievement of operational targets and is presented as general and administrative expenses.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 19 — LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary Shareholders’ Meeting held on April 30, 2003 decided, based on a previously approved plan and within the limit of the authorized capital, to grant preferred stock options to management, employees, or people who render services to the Company or its subsidiaries, and approved the development of the Long-Term Incentive Program that represents a new method of compensation of the strategic officers of the Company. The options can be exercised in a maximum of five years after the grace period.

a)         Summary of changes in the plan:

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price (1)	Initial balance on December 31, 2011	Granted	Cancelled	Exercised	End balance on March 31, 2012

2004	6.78	5 years	17.44	878,364	—	—	(14,736)	863,628
2005	10.58	3 years	17.44	375,028	—	—	(1,450)	373,578
2005	10.58	5 years	17.44	842,098	—	—	(14,227)	827,871
2006	12.86	5 years	17.44	1,521,126	—	—	(26,516)	1,494,610
2007	17.50	5 years	17.44	1,247,129	—	—	(7,240)	1,239,889
2008	26.19	5 years	17.44	1,052,812	—	(8,833)	—	1,043,979
2009	14.91	5 years	17.44	2,101,178	—	—	(13,453)	2,087,725
2010	29.12	5 years	17.44	1,572,819	—	(13,276)	(2,484)	1,557,059
2011	22.61	5 years	17.44	1,397,410	—	(103,980)	(6,066)	1,287,364
2012	14.42	5 years	17.44	—	2,277,080	(13,995)	(6,998)	2,256,087
				10,987,964	2,277,080	(140,084)	(93,170)	13,031,790

(1) Accumulated average market price of share

				Quantity of shares
Year of grant	Exercise price - R$	Vesting period	Average accrued market price (1)	Initial balance on December 31, 2010	Granted	Cancelled	Exercised	End balance on December 31, 2011

2004	6.78	5 years	16.92	988,582	—	—	(110,218)	878,364
2005	10.58	3 years	16.92	388,468	—	—	(13,440)	375,028
2005	10.58	5 years	16.92	932,681	—	—	(90,583)	842,098
2006	12.86	5 years	16.92	1,624,621	—	—	(103,495)	1,521,126
2007	17.50	5 years	16.92	1,280,299	—	(25,028)	(8,142)	1,247,129
2008	26.19	5 years	16.92	1,083,020	—	(30,208)	—	1,052,812
2009	14.91	5 years	16.92	2,169,970	—	(58,728)	(10,064)	2,101,178
2010	29.12	5 years	16.92	1,607,567		(32,467)	(2,281)	1,572,819
2011	22.61	5 years	16.92	—	1,444,131	(39,984)	(6,737)	1,397,410
				10,075,208	1,444,131	(186,415)	(344,960)	10,987,964

(1) Accumulated average market price of share

As of March 31, 2012 the Company has a total of 15,562,267 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement and/or death.

b) Status of the plan as of March 31, 2012:

	Grant
	2012	2011	2010	2009	2008	2007	2006	2005	2004	Average
Total options granted	2,277,080	1,444,131	1,631,157	2,286,172	1,202,974	1,556,502	1,979,674	2,342,448	1,599,568
Exercise price- R$	14.42	22.61	29.12	14.91	26.19	17.50	12.86	10.58	6.78	16.35
Fair value of options on the granting date - R$ per option (*)	9.78	11.32	13.07	6.98	21.22	15.30	8.66	5.20	5.77	10.04
Average exercise period on the grant date (years)	5	5	5	5	5	5	5	5	5

(*) Calculated considering the model of Black-Scholes.

The total of options exercisable on March 31, 2012 is 4,799,576 (3,616,616 on December 31, 2011).

The percentage of by which shareholders’ interests could potentially be diluted if all options were exercised is approximately 0.8%.

The long-term incentive plans costs recognized in the profit for the year were R$ 4,282 for the three-month period ended on March 31, 2012 (R$ 3,765 as of March 31, 2011).

c) Economic assumptions used to recognize costs of employee compensation:

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. To determine fair value, the Company used the following economic assumptions:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	Grant 2012	Grant 2011	Grant 2010	Grant 2009	Grant 2008	Grant 2007	Grant 2006	Grant 2005	Grant 2004
Dividend yield	2.18%	2.06%	2.08%	4.13%	2.81%	4.32%	9.99%	7.90%	7.03%
Stock price volatility	57.36%	57.15%	57.95%	57.81%	37.77%	38.72%	41.51%	38.72%	43.31%
Risk-free rate of return	10.62%	11.85%	12.73%	12.32%	14.04%	12.40%	12.80%	8.38%	8.38%
Expected period until maturity	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years

The Company settles this employee benefit plan by delivering shares it has issued, which are kept in treasury until the exercise of the options by its employees.

II) Gerdau Ameristeel Corporation — (“Gerdau Ameristeel”)

In February 2010, the Board of Directors of Gerdau Ameristeel approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Gerdau Ameristeel at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

On March 16, 2012, an award of approximately US$ 10.1 million (R$ 18.4 million) was granted to participants under the EIP for 2011 performance. The Company issued 1,892,202 equity-settled SARs, 50,556 RSUs, and 101,113 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

On March 16, 2011, an award of approximately US$ 11.2 million (R$ 18.2 million) was granted to participants under the EIP for 2010 performance. The Company issued 1,280,082 equity-settled SARs, 107,286 RSUs, and 214,572 PSUs under this plan. This award is being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On March 31, 2012, there were 2,245,834 cash-settled SARs, 1,089,715 stock options, and 88,569 phantom shares outstanding under the LTIP. These awards are being accrued over the vesting period of 4 years.

During the three-month periods ended on March 31, 2012 and March 31, 2011, the compensation costs recognized for all equity-settled awards were US$1.7 million (R$ 3 million) and US$ 1.5 million (R$ 2.5 million), respectively. During the three-month periods ended on March 31, 2012 and March 31, 2011 the compensation costs related to cash-settled awards were a loss of US$ 3.6 million (R$ 6.4 million) and a gain of US$ 0.3 million (R$ 0.5 million), respectively.

As of March 31, 2012 and December 31, 2011, the outstanding liability for share-based payment transactions included in Other non-current liabilities in the Gerdau Ameristeel consolidated financial statements was US$ 10.1 million (R$ 18.4 million) and US$ 8 million (R$ 15 million), respectively. The total intrinsic value of share-based liabilities for which the participant’s right to cash had vested was US$ 6.2 million (R$ 11.3 million) and US$ 3.1 million (R$ 5.8 million) as of March 31, 2012 and December 31, 2011, respectively.

Phantom Shares

Phantom Shares provide the holder with the opportunity to receive a cash payment equal to the fair market value of the ADSs. Phantom Shares vest 25% each year over a four year period with the holders receiving payment for vested shares on each grant anniversary date. The holders of Phantom Shares have no voting rights, but accumulate additional shares based on notional dividends paid by Gerdau S.A. on its ADRs at each dividend payment date, which are reinvested as additional Phantom Shares. Compensation expense related to Phantom Shares is recognized over the vesting period based upon the number of shares that are expected to vest and remain outstanding at the end of the reporting period. On the date of grant, the fair value of a Phantom Share is equal to the fair value of the underlying reference shares. For Phantom Shares, the fair value is remeasured at each balance sheet reporting date.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Share Appreciation Rights (SARs)

SARs provide the holder with the opportunity to receive either ADRs or a cash payment equal to the fair market value of the ADRs less the grant price. The grant price is set at the closing price of the Company’s common shares on the grant date. SARs have a vesting period of four to five years and expire ten years after the grant date. Expenses with this plan are recognized based on the fair value of the awards that are still in the vesting period and remain outstanding at the end of the reporting period. The Black-Scholes option pricing model is used to calculate an estimate of fair value.  Gerdau Ameristeel has SARs that may be settled in shares or in cash. For equity-settled SARs, the fair value is estimated only on the grant date. For cash-settled SARs, the fair value is remeasured at each reporting date.

The grant date fair value of equity-settled SARs granted during the three-month period ended on March 31, 2012 and 2011 was US$ 4.51 and US$ 5.45 (R$ 7.98 and R$ 9.1), respectively and the principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2012	2011
Dividend yield	2.09%	2.56%
Stock price volatility	52.30%	52.75%
Risk-free rate of return	1.43%	2.37%
Expected period until maturity	6.50 years	6.51 years

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions. Expected volatility was based on historical volatility of the Company’s stock as well as other companies operating similar businesses. The expected life (in years) was determined using historical data to estimate SARs exercise patterns. The expected dividend yield was based on the historical annualized dividend rates. The risk free interest rate was based on the rate for US Treasury bonds commensurate with the expected term of the granted SARs.

Restricted Share Units (RSUs)

RSUs entitle their holders to receive a certain number of common shares after a determined vesting period. The RSUs have a vesting period of five years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Expenses related to RSUs are recognized over the vesting period based on the fair value of the Company’s RSUs on the grant date and the awards that are expected to be granted. The fair value is calculated based on the closing price of the Company’s common shares on the grant date. The weighted average fair value of RSUs granted was US$ 10.67 and US$ 13 (R$ 18.89 and R$ 21.67) for the three-month period ended March 31, 2012 and 2011, respectively.

Performance Share Units (PSUs)

PSUs give the holder the right to receive one common share for each unit that vests on the vesting date as determined by the Company. The holders of PSUs accumulate additional units based upon notional dividends paid by the Company on its ADRs on each dividend payment date, which are reinvested as additional PSUs. The percentage of PSUs initially granted depends upon the Company’s performance over the performance period against pre-established performance goals.

Expenses related to each PSU grant are recognized over the performance period based upon the fair value of the Company’s PSUs on the grant date and the number of units expected to be exercised. The fair value is calculated based on the closing price of the Company’s common shares on the date of grant. The weighted average fair value of PSUs granted was US$ 10.67 and US$ 13 (R$ 18.89 and R$ 21.67) for the three-month periods ended March 31, 2012 and March 31, 2011, respectively.

Stock Options

The Company’s stock options vest over a period of four years. The maximum term of an option is 10 years from the date of grant. On the date of grant, the exercise price of options is based on the fair value of the underlying reference shares.

There were no stock options granted during the three-month periods ended on March 31, 2012 and March 31, 2011.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The table below summarizes stock options for the three-month period ended on March 31, 2012:

	March 31, 2012			December 31, 2011
	Number of shares	Average market price in the period		Number of shares	Average market price in the period
		US$	R$		US$	R$
Available at the beginning of the year	1,207,531	8.42	15.34	1,640,591	8.08	15.16
Options exercised (a)	(70,882)	3.64	6.63	(191,887)	3.23	6.06
Options cancelled	(3,636)	4.82	8.78	(241,173)	10.20	19.13
Available at the end of the period	1,133,013	8.73	15.91	1,207,531	8.42	15.79

Shares exercised	945,930	9.63	17.55	775,074	9.98	18.72

(a) The weighted-average price was based on the exercise date.

The summary of the stock options for the period ended on March 31, 2012 is as follows:

	Quantity	Average period of	Average price of		Number exercisable at
Excercise price range	Available	grace (in year)	exercise		March 31, 2012
			US$	R$
US$ 2.25 to US$ 4.35 (R$ 4.10 to R$ 7.93)	691,775	6.5	4.22	7.69	504,693
US$ 11.89 to US$ 13.64 (R$ 21.66 to R$ 24.85)	267,654	4.7	13.19	24.03	267,654
US$ 19.84 (R$ 36.15)	173,584	5.9	19.84	36.15	173,583
	1,133,013				945,930

III) Gerdau MacSteel Inc. (“Gerdau MacSteel”)

Gerdau Macsteel Inc. and its subsidiaries have long-term incentive plans that are designed to reward the Company’s senior management with bonuses based on the achievement of return on capital invested targets.  Bonuses which have been earned are awarded after the end of the year in the form of cash or stock appreciation rights (“SARs”).  The portion of any bonus which is payable in cash is to be paid in the form of phantom stock.  The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the market value of the Gerdau S.A. ADRs at the date the award of phantom stock is made, based in the average price of Preferred Shares in the New York Stock Exchange. Phantom stock and SAR’s vest 25% on each of the first four anniversaries of the date of the award. Phantom Stock is paid in cash when exercised. An award of approximately US$ 1.7 million (R$ 3.1 million) was earned by participants in the first semester of 2012 and was granted 52% in SARs, 31% in Performance Shares and 17% in Restrict Shares. In 2011 an award of approximately US$ 0.8 million (R$ 1.5 million) was granted to the employees and was issued 41% in SAR’s, 39% in Performance Shares and 20% in Restrict Shares.

The subsidiary Gerdau MacSteel uses the Black-Scholes pricing method to determine the fair value of stock appreciation rights, recognizing the stock compensation cost as services are provided. The subsidiary used the following economic assumptions to recognize the fair value of these instruments:

Performance Shares

	2012 Grant	2011 Grant
Dividend yield	2.09%	2.56%
Volatility in the share price	52.30%	52.75%
Free rate of return risk	0.97%	0.84%
Expected period to maturity	4.76 years	3.76 years

SARS, Restrict Shares and Phanton Shares

	2012 Grant	2011 Grant
Dividend yield	2.09%	2.56%
Volatility in the share price	52.30%	52.75%
Free rate of return risk	1.17%	1.05%
Expected period to maturity	6.26 years	5.26 years

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of March 31, 2012 long-term incentive plan costs not yet recorded related to grants still in the grace period amounted to approximately US$ 3.5 million (R$ 6.4 million), and the average period for recognizing these costs was 5.14 years.

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the Three-Month periods ended
	March 31, 2012	March 31, 2011
Depreciation and amortization	(437,946)	(447,564)
Labor expenses	(1,336,973)	(1,127,604)
Raw material and consumption material	(5,841,710)	(5,190,502)
Freight	(476,266)	(433,391)
Other expenses	(567,183)	(544,085)
	(8,660,078)	(7,743,146)

Classified as:
Cost of sales	(8,092,895)	(7,199,062)
Selling expenses	(131,553)	(138,224)
General and administrative expenses	(467,232)	(441,266)
Other operating income	41,532	45,329
Other operating expenses	(9,930)	(9,923)
	(8,660,078)	(7,743,146)

NOTE 21 — FINANCIAL INCOME

	For the Three-Month periods ended
	March 31, 2012	March 31, 2011
Income from short-term investments	63,105	23,183
Interest income and other financial incomes	18,346	34,958
Financial income total	81,451	58,141

Interest on debts	(188,356)	(203,868)
Monetary variation and other financial expenses	(34,991)	(51,632)
Financial expenses total	(223,347)	(255,500)

Exchange variations, net	55,840	25,885
Gains and losses on derivatives, net	(11,284)	131
Financial result, net	(97,340)	(171,343)

NOTE 22 — SEGMENT REPORTING

The Gerdau Executive Committee, which is composed of most of the senior officers of the Company, is responsible for managing the business.

Starting in 2012, the operation of metallurgical coal and coke in Colombia, which was previously reported in the Latin America segment, has been considered in the Brazil segment. The change is due to the strategic decision to integrate the

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

operation of coal and coke with Gerdau Açominas, due to its growing importance in the supply of metallurgical coal to that plant. Also from 2012, the Company’s corporate expenses, which were previously reported in Brazil segment, started to be considered in the column “Eliminations and Adjustments.”

For presentation purposes, the comparative information have been modified with respect to the information originally presented, to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

The segments of the Company are as follows: Brazil Operation (includes operations in Brazil, except specialty steels and the operation of metallurgical coal and coke in Colombia), North America Operation (includes all operations in North America, except those in Mexico and specialty steels (Macsteel)), Latin America Operation (includes all operations in Latin America, except Brazil and the operation of metallurgical coal and coke in Colombia) and Specialty Steel Operation (including specialty steel operations in Brazil, Europe, the United States and India).

Information by business segment:

	For the Three-month periods ended
	Brazil Operation		North America Operation		Latin America Operation		Specialty Steels Operation		Eliminations and Adjustments		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Net sales	3,220,135	3,187,002	3,141,365	2,628,192	1,148,992	949,445	1,855,456	1,753,573	(166,506)	(154,421)	9,199,442	8,363,791
Cost of sales	(2,793,198)	(2,699,152)	(2,806,389)	(2,321,089)	(1,035,273)	(818,005)	(1,617,252)	(1,509,309)	159,217	148,493	(8,092,895)	(7,199,062)
Gross profit	426,937	487,850	334,976	307,103	113,719	131,440	238,204	244,264	(7,289)	(5,928)	1,106,547	1,164,729
Selling, general and administrative expenses	(228,007)	(232,701)	(132,673)	(122,301)	(61,891)	(60,558)	(83,828)	(80,198)	(92,386)	(83,732)	(598,785)	(579,490)
Other operating income (expenses)	10,071	28,370	4,122	3,647	(3,274)	5,889	11,584	1,947	9,099	(4,447)	31,602	35,406
Equity in earnings of unconsolidated companies	—	—	17,490	36,343	5,543	7,692	2,922	(4,429)	4,930	(5,682)	30,885	33,924
Operational (Loss) income before financial income (expenses) and taxes	209,001	283,519	223,915	224,792	54,097	84,463	168,882	161,584	(85,646)	(99,789)	570,249	654,569
Finacial result, net	(26,324)	14,930	(23,613)	(39,773)	(10,328)	(11,801)	(19,808)	(30,665)	(17,267)	(104,034)	(97,340)	(171,343)
Income (Loss) before taxes	182,677	298,449	200,302	185,019	43,769	72,662	149,074	130,919	(102,913)	(203,823)	472,909	483,226
Income and social contribution taxes	(49,749)	(69,179)	(41,847)	(45,265)	(16,354)	(19,465)	(46,828)	(45,340)	78,485	105,462	(76,293)	(73,787)
Net income	132,928	229,270	158,455	139,754	27,415	53,197	102,246	85,579	(24,428)	(98,361)	396,616	409,439

Supplemental information:
Net sales between segments	103,205	117,338	41,877	10,893	—	—	21,424	26,190	—	—	166,506	154,421
Depreciation/amortization	202,409	220,228	106,424	106,786	38,066	30,755	91,047	89,795	—	—	437,946	447,564

	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Investments in associates and jointly-controlled entities	—	—	267,593	266,519	897,107	837,897	27,710	23,032	232,773	227,843	1,425,183	1,355,291
Total assets	18,018,856	18,266,525	14,193,114	14,438,588	6,686,580	6,558,110	10,700,001	10,661,967	29,633	56,604	49,628,184	49,981,794
Total liabilities	8,979,922	8,986,321	4,450,076	4,566,438	3,269,121	3,541,326	5,351,277	5,369,311	835,439	998,595	22,885,835	23,461,991

The main products by business segment are:

Brazil Operation: rebar, bars, wire rod, shapes, drawn products, billets, blooms, slabs, wire rod and structural shapes.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

Latin America Operation: rebar, bars and drawn products.

Specialty Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

Information by geographic area

The Company’s geographic information with revenues classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the Three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Net sales	3,604,401	3,518,186	1,193,188	1,028,277	3,853,709	3,232,714	548,144	584,614	9,199,442	8,363,791
Total assets	20,598,139	21,328,121	7,090,503	6,882,443	17,709,655	19,700,246	4,229,886	2,070,984	49,628,184	49,981,794

(1) Does not include operations of Brazil

(2) Does not include operations of Mexico

IFRSs require that the Company discloses the revenue per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on revenue by product is not maintained on a consolidated basis and the cost to obtain revenue per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of revenue by product.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of March 31, 2012

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.  The goodwill impairment test allocated to business segments is performed annually in December, being anticipated if events or circumstances indicate the need of test anticipation.

To determine the recoverable amount of each business segment, the Company used the discounted cash flow method, taking as basis, financial and economic projections to each segment. The projections were updated taken into consideration observed changes in the economic scenario to the market where the Company performs its business, as well as premises of expected results and historical profitability to each segment.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on March 31, 2012 is required.

NOTE 24 - SUBSEQUENT EVENTS

I) On April 26, 2012, the Company proposed to anticipate the payment of dividends on  income of the three-month period ended on March 31, 2012, which will be calculated and credited on the shareholding interest owned on May 11, 2012, in the amount of R$ 102.1 million (R$ 0.06 per common and preferred share), with payment on May 23, 2012. These amounts were considered as payment in advance of the minimum dividends established by the Company’s bylaws, and were submitted to the approval of the Board of Directors on May 2, 2012.

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